Ellenoff Grossman & Schole LLP
370 Lexington Avenue - 19th Floor
New York, New York 10017
Tel. No.: 212-370-1300
Fax No.: 212-370-7889

July 10, 2007
VIA EDGAR
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street, NE - Mail Stop 3561
Washington, D.C. 20549
Attn: Mr. Duc Dang

Re:	Healthcare Acquisition Corp. Preliminary Proxy Statement on Schedule 14A
Filed on February 9, 2007 as subsequently amended by
Amendment No.1 to Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2007; and
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed June 8, 2007
File No. 001-32587

Ladies and Gentlemen:

On behalf of Healthcare Acquisition Corp. (the “Company” or “HAQ”) we are supplementing our prior response of June 29th to the Staff’s comments in a letter from John Reynolds, Assistant Director, dated June 26, 2007 addressed to John Pappajohn, Chairman of the Board of the Company. Specifically, we are providing further information related to Staff’s inquiry about the Medarex agreement with PharmAthene. Set forth below is the actual Staff comment and our supplemental response.

As we have indicated in our telephone conversations with the Staff, we appreciate any assistance that the Staff can provide to complete this review. As we have previously advised, HAQ must complete the acquisition before August 3, 2007 or it will be required to liquidate.

Information About PharmAthene, page 111

1.
We note your response to comment 49 of our letter dated. June 1, 2007 that the agreement you have in place with Medarex is confidential. We also note that you only have two drugs in production and one of them is in partnership with Medarex. As such, it appears that the terms of the target’s relationship with Medarex are material to investors’ understanding of your business going forward. Also, upon consummation of the merger, material contacts will be filed with the Commission. Because of the material nature of this relationship, please advise us of the basis for not disclosing the material terms here.

We would propose the following language be inserted into the proxy statement at page 120:

Mr. Duc Dang
July 10, 2008
Page Two

PharmAthene entered into a collaboration agreement with Medarex in November 2004 to co-develop Valortim(tm) as a therapeutic for individuals infected with anthrax as well as for prophylactic treatment of individuals exposed to anthrax. In 2004, Medarex received an upfront payment from PharmAthene to fund initial development activities. Under the collaboration agreement, PharmAthene is responsible for funding all research and development and commercialization activities that exceed current and future government funding. Medarex and PharmAthene will share profits according to a formula that is affected by the following factors: (i) whether a contract for the procurement of Valortim(tm) is entered into with the U.S. Government; (ii) whether PharmAthene has contributed funding in an amount equivalent to the funding provided by the U.S. Government to Medarex via grants awarded to fund Valortim(tm) development work; and (iii) whether PharmAthene provides funding that exceeds the matching by PharmAthene of funds provided to Medarex under (ii) above. Under the formula, PharmAthene's share of operating profits could increase from its initial level of 20% to as high as 60%.

If you have any questions, please contact the undersigned at 212-370-1300, or Matthew P. Kinley, the Company’s President, at 515-244-5746.

Very truly yours,

ELLENOFF GROSSMAN & SCHOLE LLP.

By:	Brian C. Daughney
Brian C. Daughney

cc:	Mr. Matthew P. Kinley
Jeffrey Baumel, Esq.